Exhibit 99.1

Can-Fite Issued Patent in Korea for Piclidenoson in the
Treatment of Psoriasis

●	Can-Fite has distribution agreements in Korea for Piclidenoson and Namodenoson

●	Piclidenoson slated to enter Phase III study in treatment of psoriasis in 2018

PETACH TIKVA, Israel, October 17, 2017 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address cancer, liver and inflammatory diseases, today announced the Korean Intellectual Property Office has issued patent No. 10-1741281 titled, “Pharmaceutical Composition Comprising A3 Adenosine Receptor Agonist (IB-MECA/CF-101) For Treatment of Psoriasis” for the Company’s lead drug candidate Piclidenoson (CF101) in its psoriasis indication.

Can-Fite has two distribution agreements in Korea including one with Kwang Dong Pharmaceutical for Piclidenoson in the treatment of rheumatoid arthritis and another with Chong Kun Dang for Namodenoson in the treatment of liver cancer.

“Korea is an important market for us, as evidenced by the two distribution agreements we already have there. This patent may increase the value of a potential distribution deal in Korea for Piclidenoson in the treatment of psoriasis,” stated Can-Fite CEO Dr. Pnina Fishman. “We believe Piclidenoson is a strong candidate for the treatment of moderate to severe psoriasis due to its excellent safety profile for long-term use and its favorable comparison with Otezla®, the leading oral therapy currently on the market.”

In an upcoming Phase III trial expected to commence in 2018, Piclidenoson, administered orally, will be investigated compared to placebo as its primary endpoint and as compared to apremilast (Otezla®) as its secondary endpoint in approximately 400 patients with moderate-to-severe plaque psoriasis. The psoriasis market is forecast to be $8.9 billion in 2018 and Otezla® sales are estimated to be $2.35 billion by 2020.

About Piclidenoson (CF101)

Piclidenoson is a novel, first-in-class, A3 adenosine receptor agonist (A3AR) small molecule, orally bioavailable drug with a favorable therapeutic index demonstrated in Phase II clinical studies. Piclidenoson is currently under development for the treatment of autoimmune inflammatory diseases including rheumatoid arthritis (completed Phase II) and psoriasis (completed Phase II/III).

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s lead drug candidate, Piclidenoson, is scheduled to enter a Phase III trial for rheumatoid arthritis in 2017 and a Phase III trial for psoriasis in early 2018. The rheumatoid arthritis Phase III protocol has recently been agreed with the European Medicines Agency. Can-Fite’s liver cancer drug CF102 is in Phase II trials for patients with liver cancer and is slated to enter Phase II for the treatment of non-alcoholic steatohepatitis (NASH). CF102 has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for hepatocellular carcinoma by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and the Company is investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114